Exhibit 99.1

November 30, 2016

The Manager – Listing
BSE Limited
(BSE: 507685)	022 22723121

The Manager – Listing
National Stock Exchange of India Limited.	022 26598237
(NSE: WIPRO)

The Market Operations,
NYSE, New York
(NYSE: WIT)	0012126565780

Dear Sir/Madam,

Sub: Press release

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, we hereby inform that the Company has signed an agreement for sale of its EcoEnergy division.

The disclosure under regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 for the above intimation is enclosed for your records.

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As Above

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560 035, India.

Tel.: +91-80-2844 0011  |  Fax: +91-80-2844 0054  |  Website: www.wipro.com  |   Email: info@wipro.com  |

CIN No.L32102KA1945PLC020800

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description

1.	Name of the business division being divested through slump sale	Wipro EcoEnergy

2.	Amount and percentage of the turnover or revenue or income and net worth contributed by the business division during the last financial year	Rs. 676.43 mn revenue (0.1%) in FY15-16. Net worth of the division- Rs. 156.19 mn

3.	Rationale for the sale of business division	Wipro has been sharpening focus on its core IT business. Since business carried out by the EcoEnergy division is not core and strategic to overall IT business of the Company, it has been decided to divest the business.

4.	Date on which the agreement for sale has been entered into	November 30, 2016

5.	Government & regulatory approval required	Approval from the Competition Commission of India (CCI) to be obtained by the buyer

6.	The expected date of completion of sale	The sale is expected to be closed in early 2017, subject to receipt of requisite regulatory approvals and customary closing conditions.

7.	Consideration to be received from sale	US$ 70 million

8.	Brief details of buyers, including name, size, turnover and area of business, and whether any of the buyers belong to the promoter/promoter group/group companies. If yes, details thereof

The buyer is Chubb Alba Control Systems Limited (Chubb Alba), a company incorporated under the Companies Act, 1956 and having its registered office at Ground Floor, 18, Netaji Subhash Marg, Daryaganj, New Delhi, Central Delhi 110002, India. Chubb Alba is an indirect subsidiary of United Technologies Corporation (UTC), which was incorporated on July 21, 1934 and is engaged in providing high technology products and services to the building systems and aerospace industries around the world. UTC operates through four segments: UTC Climate, Controls & Security; Otis; Pratt & Whitney, and UTC Aerospace Systems. UTC is a major US multinational with sales of $56bn and approximately 200,000 employees.

Neither the buyer nor UTC belongs to the promoter/promoter group.

9.	Whether the transactions would fall within related party transactions?	No

10.	Details of change in shareholding pattern (if any)	Since this is a sale of business division, there will be no consequent change in the shareholding pattern of the Company.